HYDRON TECHNOLOGIES, INC.

4400 34th Street North, Suite F

St. Petersburg, Florida 33714

727-342-5050

December 18, 2006

Via Facsimile and Edgar

Mr. Joel Levine

Associate Chief Accountant

Division of Corporation Finance

Room No. 5510

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hydron Technologies, Inc. (File No. 0-6333)

Dear Mr. Levine:

We received a letter from the staff dated September 21, 2006 providing comments on the Company’s Form 10-KSB for the fiscal year ended December 31, 2005 and its Form 10-QSB for the fiscal quarter ended June 30, 2006 and have responded to those comments as well as additional comments provided by the staff, both in writing and orally. Currently there is only one outstanding unresolved comment.

At the request of the staff, we are writing to you to discuss the unresolved comment of the staff and to provide a more comprehensive and robust explanation of the Company’s inability to amend its Form 8-K filed on July 8, 2005 to include financial statements of Clinical Results, Inc. for the most recent fiscal year and the last interim period of the year preceding its acquisition by the Company as required by Item 310(c) of Regulation S-B.

By way of background, the Company has been experiencing operating losses over the last several years due to the deterioration of sales of its historical skin care product line and has been attempting to transition its business into new product lines and medical applications utilizing its patented tissue oxygenation technology, the marketing and sale of which require additional research development efforts, including testing, in order to obtain required approvals from the Food and Drug Administration. The only source of funding for the Company’s product development efforts has been sales of its existing product line. With the continued decline in the Company’s working capital, the Company has been forced to suspend its research and development efforts in this area.

In an attempt to increase working capital in order to recommence funding for its research and development efforts, the Company has been seeking means to reduce expenses and obtain increased revenues, both by increasing sales of its historic product line, by the introduction and sale of new products based on the Company’s newly patented evaporating emulsifier technology for use in cosmetic treatments and acne products, as well as from any other source available.

Mr. Joel Levine

Associate Chief Accountant

December 18, 2006

To this end, the Company began discussions with the principals of Clinical Results, Inc. (CRI) in early 2005 about a possible acquisition. CRI was a small company owned by two individuals focused on product development and contract manufacturing and sales, primarily of cosmetic and personal care products, with limited assets and only insignificant revenues. The Company was familiar with CRI because we had used them as one of the contract manufacturers for our products. Management understood from the outset that from an asset and revenue perspective, the acquisition was not expected to make any meaningful difference.

However, management of the Company pursued the acquisition because CRI provided an opportunity for the Company to realize immediate reductions in its operating expenses by permitting the Company to close its existing facilities, terminate its staff and consolidate its operations with those of CRI. In addition, management believed that the Company would benefit from lower manufacturing costs by using CRI’s manufacturing facilities for its products, and expanding the distribution of the Company’s products by sales by catalog and over the internet, including by marketing to CRI’s clients which range from mass market retailers to marketers of high end brands, and certain health food store brands. Most importantly, the Company wished to add CRI’s principals to its staff in order to bolter its marketing efforts as it redirected its focus to cosmetic products.

Prior to consummating the transaction, we conducted certain financial due diligence of CRI’s limited financial books and records. We were aware that they had not employed an internal accountant and that their records were badly kept. However, working from the books and records as they existed, as part of our due diligence, we developed a reconciliation of CRI’s bank account as at June 30, 2005, its accounts receivable aging and accounts payable details. We also reviewed a list of its fixed assets and inventory of chemical supplies, and sent a representative to examine its facilities and physical assets. In addition, we examined CRI’s existing Quick book files and reviewed the lease for its warehouse and offices.

In many cases we were required to develop these records ourselves from fragmentary documentary records found in CRI’s files. CRI had not maintained any system for archiving financial records, including customer or vendor invoices, and thus we were required to develop and, to the extent possible, confirm the financial assets and results ourselves. We understood at the time of the closing of the acquisition that the information we had reviewed and developed was not sufficient to support an audit, albeit it was sufficient to provide us with a financial picture of CRI adequate to support our rationale for the acquisition.

Mr. Joel Levine

Associate Chief Accountant

December 18, 2006

In sum, although CRI did not provide any meaningful assets or income source, we did not enter into the transaction to acquire assets or a business having a particular existing income. We viewed the acquisition as providing broader marketing experience, possible means for cost reduction and future revenue enhancement. Significantly, management saw no other viable alternative available to it that held out the prospect of continuation of the Company’s business, outside of the acquisition of CRI.

As a result of recommendations from two industry sources we initially entered into a licensing agreement with CRI. This provided additional insight into the capabilities and potential of CRI’s principals and was the genesis of the acquisition. A description of the evolution of our thinking can be found in our Form 10-Q for the quarter ended March 31, 2005:

On January 28, 2005, the Company entered into a marketing agreement with Clinical Results, Inc. and Bioceutical Research, Inc. to license its technology and the Hydron branded products, respectively. Any impact on cash flow is not expected to be realized for six to nine months. In addition, the Company has lowered its operating expenses by reducing research and development and payroll costs. The Company is considering several additional options to resolve the negative cash flow, including merging with parties that have a broad channel of distribution, forming a new private entity and transferring the operating assets to it, then selling the public shell, and selling one or more selected assets. One of these alternatives and/or an infusion of additional capital will be required in order to generate the cash required in the short term. Accordingly, there are no assurances that the Company will be successful in achieving the above plans, or that such plans, if consummated, will enable the Company to obtain profitable operations or continue as a going concern.

It was only because of the acquisition that we were able to raise certain additional funding from a group that included our acting Chairman and a director.

Our only available currency to complete the acquisition was the Company’s stock, which also had the benefit of providing an incentive to CRI’s former owners and management, who took over our Company’s operations at closing, to work to reduce costs and expand sales. If we had understood that the payment for CRI in the number of shares of the Company’s stock agreed would have required an audit of CRI’s financial statements, we would likely have reduced the purchase price and provided CRI’s management with other forms of incentive such as stock options or other incentive compensation.

Mr. Joel Levine

Associate Chief Accountant

December 18, 2006

In connection with our response to the staff’s comments, we reaffirm and acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not utilize staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working together to appropriately address the issue discussed in this letter. Please contact our attorney, Robert C. Brighton, Jr., at (954) 527-2473 (Robert.brighton@ruden.com), if you have any questions.

Sincerely,

David Pollack

Chief Executive Officer

Hydron Technologies, Inc.

Cc:	Robert C. Brighton, Jr., Esq.

Ruden McClosky